UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DC

DIVISION OF
CORPORATION FINANCE

[redacted]

04006854

PROCESSED
FEB 11 2004
THOMSON
FINANCIAL

January 27, 2004

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-27-2004

Thomas J. Kim
Corporate & Securities Counsel
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Re: General Electric Company
Incoming letter dated December 16, 2003

Dear Mr. Kim:

This is in response to your letter dated December 16, 2003 concerning the shareholder proposal submitted to GE by Arthur A. Gavitt. We have also received a letter from the proponent dated December 24, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Arthur A. Gavitt
EPS X-13910
P.O. Box 02-5261
Miami, FL 33102-5261

40545

1934 Act, Section 14(a)
Rule 14a-8(c)
Rule 14a-8(i)(1),(2),(3) and (6)

RECEIVED
2003 DEC 17 PM 4:08
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Thomas J. Kim
Corporate & Securities Counsel

General Electric Company
3135 Easton Turnpike, Fairfield, CT 06828
Phone: 203-373-2663 Fax: 203-373-3079
Dial Comm: 8*229-2663 Fax: 8*229-3079
e-mail: thomas.kim@corporate.ge.com

December 16, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C. 20549

Re: Omission of Share Owner Proposal by Mr. Arthur A. Gavitt

Gentlemen and Ladies:

This letter is to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that General Electric Company ("GE" or the "Company") intends to omit from its proxy materials for its 2004 Annual Meeting the following resolution and its supporting statement (the "Proposal"), which it received from Mr. Arthur A. Gavitt (the "Proponent"):

> My Proposal: It becomes imperative that the Board of Directors vote a cessation of all Executive Option Programs, and Bonus Programs. Salaries are in themselves highly inflated, and rewards via a bona fide salary program are a necessity. Salary increases to deserving Executives will reward only those who productively enhance the Company's Business. Only if and when profit increases are published and compiled annually, and verified by a Certified Accounting Firm a realistic salary increase commensurate with the increase in the Company's Business can be considered. Should there be no increase in the Company's Business, or a decline in Corporate Business is published and compiled annually, and verified by a Certified Accounting Firm, no salary increase(s) will be forthcoming. Rewards via the above measurements will suffice and remove the bonus and Executive Stock Option Program(s) permanently.

A copy of the Proposal is enclosed as Exhibit A.

It is GE's opinion that the Proposal is excludable pursuant to: (i) Rule 14a-8(c) under the Exchange Act because the Proposal includes at least two distinct proposals and the Proponent has declined to reduce the number of items proposed; (ii) Rule 14a-8(i)(1) under the Exchange Act because the Proposal is not a proper subject for action by GE share owners; (iii) Rule 14a-8(i)(2) under the Exchange Act because implementation of the Proposal would cause GE to violate the law; (iv) Rule 14a-8(i)(6) under the Exchange Act because GE lacks the power or authority to implement the Proposal; (v) Rule 14a-8(i)(3) under the Exchange Act because the Proposal is so vague and indefinite as to be considered misleading; and (vi) Rule 14a-8(i)(3) under the Exchange Act because the Proposal contains numerous false and misleading statements in violation of Rule 14a-9 under the Exchange Act.

I. The Proposal Contains Multiple Proposals.

Rule 14a-8(c) provides that a share owner may request only one proposal for inclusion in a company's proxy materials. By e-mail dated November 10, 2003 (the "Notification Letter"), GE notified the Proponent that, among other things, because the Proposal contains more than one proposal, it would need to be amended to conform to Rule 14a-8(c) under the Exchange Act. A copy of Rule 14a-8 was included with the Notification Letter. The Proponent responded by e-mail dated November 13, 2003 (the "Proponent's Reply") and stated that "I respectfully deny your request to compromise, delete, or revise my proposal in any way. I do not agree that my proposal contains more than the required single submission." A copy of the Notification Letter and the Proponent's Reply is enclosed as Exhibit B.

The Proponent has attempted to evade the one proposal limitation by formulating in one paragraph what are clearly multiple proposals. At the very least, the Proposal contains two distinct, unrelated proposals:

- Proposal 1: "It becomes imperative that the Board of Directors vote a cessation of all Executive Stock Option Programs, and Bonus Programs"; and

- Proposal 2: "Salary increases to deserving Executives will reward only those who productively enhance the Company's Business. Only if and when profit increases are published and compiled annually, and verified by a Certified Accounting Firm a realistic salary increase commensurate with the increase in the Company's Business can be considered. Should there be no increase in the Company's Business, or a decline in Corporate Business is published and compiled annually, and verified by a Certified Accounting Firm, no salary increase(s) will be forthcoming."

Proposal 1 relates to incentive compensation, specifically stock options and bonuses, and seeks to have the Company terminate all option and bonus programs. Ceasing all such programs is what the Proponent would propose that the Company undertake immediately upon approval of the Proposal.

Proposal 2 contains at least one other proposal: salary increases. In addition, it differs from Proposal 1 temporally, since it could not be implemented immediately, but rather at some future date or dates when salary increases would normally come under consideration.

The Proponent is no stranger to the submission of multiple compensation proposals. In fact, the Staff of the Division of Corporation Finance (the "Staff") has previously granted Rule 14a-8(c) relief where the Proponent submitted multiple compensation proposals to other companies. See, e.g., Merck & Co., Inc. (Jan. 29, 1997); and Ameritech Corporation (Jan. 3, 1997). The Proponent submitted a proposal similar to Proposal 1 to GE for inclusion in its 2003 proxy materials, demanding that all executive stock option programs and all bonus programs be permanently discontinued and that certain monetary gains be returned. See General Electric Company (Jan. 24, 2003). Therefore, by adding Proposal 2, on the separate topic of salary increases, the Proponent must be aware that he has submitted multiple proposals.

The Staff has consistently found that, where a proponent submits multiple proposals as one proposal and refuses upon request to limit himself to one proposal, the entire proposal may be omitted. See, e.g., Citizens Corporation (Apr. 4, 1997) (Staff permitted the exclusion of multiple proposals requesting the company to study whether unlawful discrimination was practiced in the sale of its group insurance programs and whether there was a pattern of "boycott in the geographic representation of the [c]ompany's agents"); Allstate Corporation (Jan. 29, 1997) (Staff permitted the exclusion of multiple proposals requiring the board of directors to adopt cumulative voting and then to avoid certain actions that might impair the effectiveness of cumulative voting); Fotoball, Inc. (May 6, 1997) (Staff permitted exclusion of multiple proposals relating to mandatory stock ownership guidelines for directors, payment of director fees in equity, and limitations on services performed for the company by non-employee directors); Storage Technologies Corporation (Feb. 22, 1996) (Staff permitted the exclusion of multiple proposals relating to the disclosure of the terms of the CEO's retirement and the termination of the CEO); and MNC Financial, Inc. (Mar. 6, 1991) (Staff permitted the exclusion of multiple proposals relating to the recission of bonus and incentive awards, retirement benefits, and golden parachutes, and the recovery of amounts for an individual's personal use of the company aircraft).

Alternatively, if the Staff were to view the Proposal as a single proposal, the Proposal, together with its supporting statement, exceeds the 500-word limit of Rule 14a-8(d) and should be excluded on that basis. See, e.g., AOL Time Warner (Feb. 18, 2003). See also, e.g., AT&T Corporation (Dec. 30, 1996).

For the foregoing reasons, GE requests that the Staff concur that the entire Proposal may be omitted from its 2004 proxy materials under Rule 14a-8(c).

II. The Proposal Is Not a Proper Subject Under State Law.

The Proposal is cast as a demand to the Board rather than as a precatory proposal making a recommendation for Board action. Rule 14a-8(i)(1) states that a company may omit a share owner proposal from its proxy materials if the proposal is "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." Thus, a proposal may be omitted if it seeks to mandate action on matters that, under state law, fall within the powers of a company's board of directors.

It is my opinion that the Proposal, as drafted, would violate New York law. GE is a New York company. In the absence of a specific provision giving the power directly to the share owners, a New York company's business and affairs are managed under the direction of the board of directors. See Section 701 of the New York Business Corporation Law (the "NYBCL"). No provision of the NYBCL confers such power on the share owners directly, and no provision in the GE Articles of Incorporation or By-Laws does so either.

The note to Rule 14a-8(i)(1) states that, "[d]epending upon the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law." The Staff has consistently found that binding proposals are excludable unless amended by the proponent to make them precatory. See, e.g., General Electric Company, supra; Phillips Petroleum Company (Mar. 13, 2002) (proposal requiring a formula limiting increases in the salaries of the company's chairman and other officers); PPL Corporation (Feb. 19, 2002) (proposal requiring decrease in the retainer for non-employee directors); PSB Holdings, Inc. (Jan. 23, 2002) (proposal requiring a limitation on compensation of non-employee directors); and Columbia Gas System (Jan. 16, 1996) (proposal requiring a limitation on salary increases and option grants).

The Proposal is not cast as a recommendation or request. Rather, it demands that "the Board of Directors vote a cessation of all Executive Option Programs, and Bonus Programs" and adopt a separate compensation mechanism requiring increases in salary "commensurate with the increase in the Company's Business" but "[o]nly if and when profit increases are published and compiled annually." The Proposal's two proposals therefore are not precatory. Instead, they require GE perform specific actions, leaving no discretion in the matter to the GE Board of Directors. Thus, the Proposal seeks to usurp the discretion of GE's Board.

Accordingly, it is my opinion that, under the NYBCL, the Proposal is not a proper subject for action by the Company's share owners and may be properly omitted from the Company's 2004 proxy materials pursuant to Rule 14a-8(i)(1).

III. The Proposal, If Implemented, Would Require GE to Violate the Law.

Rule 14a-8(i)(2) states that a company may omit a share owner proposal if implementation of the proposal would cause the company to violate any state, federal, or foreign law to which it is subject. The Proposal relates not only to future compensation arrangements entered into by GE through its stock option and bonus programs and the separately-proposed limitation on salary increases, but also – because the Proposal would require "cessation" of the stock option and bonus programs – to all of GE's outstanding compensation arrangements in connection with those programs. Because GE has outstanding contractual obligations to pay executive officers compensation pursuant to its stock option and bonus programs, in my opinion, the Proposal would require GE to breach outstanding contractual obligations with its executive officers and, thus, violate state law. Unilateral breach of a contract without cause would constitute a material breach under New York state law, which would render the Company liable. See Webster v. Casein Company of America, 206 N.Y. 506, 100 N.E. 488 (1912). See also, e.g., Karas v. H.R. Laboratories, Inc., 271 App. Div. 530, 67 N.Y.S.2d 15 (2d Dept. 1946), aff'd per curiam, 297 N.Y. 494, 74 N.E.2d 192 (Ct. App. 1947)(failure to adhere to terms of employment contract was actionable breach); and Wegman v. Dairylea Cooperative, Inc., 50 A.D.2d 108, 376 N.Y.2d 728 (4th Dept. 1975) (a party's failure to perform under an employment contract constitutes a breach of such contract).

If such outstanding arrangements were unilaterally terminated or amended, it is my opinion that GE would be in breach of its existing contractual obligations to the executive officers who are parties to those arrangements. For example, GE has granted stock options and restricted stock units under the GE 1990 Long-Term Incentive Plan, as Amended and Restated, to various executive officers. Such awards are still outstanding, and in some cases are in the early years of a multi-year award cycle. It appears, therefore, that the Proposal, if implemented, would have a retroactive effect on GE's outstanding compensatory arrangements, and GE could not unilaterally terminate or amend such arrangements to bring them into compliance with the Proposal without violating those contracts and, thus, state law.

The Staff has consistently allowed omission of share owner proposals under Rule 14a-8(i)(2) that may require the breach of outstanding compensation-related contractual obligations. In Citigroup Inc. (Feb. 18, 2003), the Staff permitted omission of a share owner proposal submitted by the Proponent which demanded, in part, that all senior manager stock option programs and bonus programs be terminated, unless the proposal was revised to apply only to future compensation arrangements. Additionally, in Sensar Corporation (May 14, 2001), the Staff permitted omission of a share owner proposal requiring that "[a]ll options reserved for officers and directors at the last shareholders meeting be rescinded and re-authorized," because the proposal may cause the company "to breach existing contractual obligations." See also, e.g., Selective Insurance Group, Inc. (Mar. 24, 2003) (Staff permitted omission of a share owner proposal that requested, in part, that the company enter into understandings with its senior executive officers and directors not to exercise outstanding stock options, unless the proposal was revised to apply only to future contractual obligations); International Business Machines Corporation (Feb. 27, 2000) (the Staff permitted omission of a share owner proposal that requested "termination and renegotiation of the grossly excessive retirement package" of the company's chief executive officer); SBC Communications (Jan. 11, 1999) (Staff permitted omission of share owner proposal requiring abolition of all stock options); and CoBancorp Inc. (Feb. 22, 1996) (Staff permitted omission of share owner proposal requesting recission of long-term incentive plan).

In numerous other letters, including some involving share owner proposals by the instant Proponent, the Staff has also permitted registrants to exclude share owner proposals under Rule 14a-8(i)(2) if the implementation of such proposals might require the registrant to breach other types of outstanding compensation agreements. See, e.g., NetCurrents, Inc. (June 1, 2001) (permitting omission of a share owner proposal because it may cause the company "to breach existing employment agreements or other contractual obligations"); and Whitman Corporation (Feb. 15, 2000) (permitting omission of a share owner proposal because it may cause the company "to breach an existing contract").

For all of the foregoing reasons, GE requests that the Staff concur that the Proposal may be omitted from GE's 2004 proxy materials pursuant to Rule 14a-8(i)(2).

IV. GE Lacks the Power or Authority to Implement the Proposal.

Rule 14a-8(i)(6) provides that a company may omit a share owner proposal if the company would lack the power or authority to implement the proposal. As noted above in Part III, GE does not have the authority to unilaterally terminate or amend outstanding compensatory arrangements. As such, GE lacks the power or authority to implement the Proposal because the Proposal would compel GE to violate outstanding contractual obligations to its executive officers and, thus, state law.

The Staff has previously held that share owner proposals that require the company to breach outstanding contractual obligations may be omitted pursuant to Rule 14a-8(i)(6) because the company would lack the power or authority to implement the proposal. See, e.g., Selective Insurance Group, Inc., supra; NetCurrents, Inc., supra; Sensar Corporation, supra; and Whitman Corporation, supra.

Accordingly, for the foregoing reasons, GE requests that the Staff concur that the Proposal may be omitted from GE's 2004 proxy materials pursuant to Rule 14a-8(i)(6).

V. The Proposal Is So Vague and Indefinite as To Be Misleading.

Rule 14a-8(i)(3) states that a proposal may be omitted if the proposal or its supporting statement is contrary to the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has consistently taken the position that vague and indefinite share owner proposals are excludable under Rule 14a-8(i)(3) as inherently misleading because neither the share owners nor the company's board of directors would be able to determine, with any reasonable amount of certainty, what actions or measures would be taken if the proposal were implemented. See, e.g., Pennsylvania Power & Light Co., supra (permitting omission of a proposal submitted by the Proponent as "inherently vague and indefinite" unless the Proponent revised the proposal to make certain terms more specific); Woodward Governor Company (Nov. 26, 2003) (permitting omission of a proposal requiring the board to implement a compensation policy for senior executives based on stock growth); Smithfield Foods, Inc. (July 18, 2003) (permitting omission of a proposal requesting that the company prepare a sustainability report); The Procter & Gamble Company (Oct. 25, 2002) (permitting omission of a proposal requesting that the board of directors create a specific type of fund as vague and indefinite because the company argued that neither the shareholders nor the company would know how to implement the proposal); Philadelphia Electric Company (July 30, 1992) (permitting omission of a proposal regarding the creation of a committee of share owners because "the proposal is so inherently vague and indefinite" that neither the share owners nor the company would be able to determine "exactly what actions or measures the proposal requires"); and NYNEX Corporation (Jan. 12, 1990) (permitting omission of a proposal relating to non-interference with the government policies of certain foreign nations because it is "so inherently vague and indefinite" that any company action "could be significantly different from the action envisioned by the shareholders voting on the proposal").

The Proposal is vague and indefinite because it fails to define critical terms or otherwise provide guidance on how it should be implemented. For example, in the discussion of the separately-proposed limitation on salary increases, the Proposal does not define the term "profit increases." Do "profit increases" contemplate gross profit or net profit, or another measure which may or may not be in accordance with generally accepted accounting principles? Further, neither the term "Company's Business" nor the term "Corporate Business" is defined in the Proposal or the supporting statement. Does the Proponent mean to refer to gross sales? Net sales? Net income? Nor is it readily apparent how the Company is to determine whether there is "no increase in the Company's Business, or a decline in Corporate Business." Finally, how would an accounting firm "verify" such "increases or decreases" in "Business"? Would a full audit be required, or an attestation, or just a review that does not involve an audit? What standards would the Company apply to determine whether a salary increase is "commensurate" with an "increase" in "Business"?

If GE were to attempt to implement the Proposal, it would be especially difficult because GE, like many other companies, emphasizes long-term incentive awards covering periods of more than one year, and has various long-term awards currently outstanding and in various stages of their life cycles. The Proposal may be read to apply retroactively to those outstanding awards regardless of their stage of development. The Proposal, by requiring a "cessation" of the Programs, does not explain how or to what extent GE is to address such issues, and ignores the fact that GE is not free to breach existing contractual commitments.

For the foregoing reasons, the Proposal is so inherently vague and indefinite that it may be omitted from GE's 2004 proxy materials pursuant to Rule 14a-8(i)(3).

VI. The Proposal Is Materially False and Misleading.

The Proposal violates the proxy rules, including Rule 14a-9, because it is false and misleading, inflammatory, impugns character and integrity without factual foundation, and sets forth numerous other statements and assertions that lack factual support and citation. Therefore, the Proposal may be excluded pursuant to Rule 14a-8(i)(3).

A share owner proposal that is false or misleading may be omitted from a company's proxy materials under Rules 14a-8(i)(3) and 14a-9, which prohibit the use of proxy materials containing any materially false or misleading statements. A share owner proposal may violate these rules if it contains language which is false or misleading, including statements that, under Note (b) to Rule 14a-9, "directly or indirectly impugn[ ] character, integrity or personal reputation...without factual foundation."

The Proposal is so replete with statements and assertions that are false and misleading that we believe that the Company may omit the entire Proposal from the Company's proxy materials pursuant to Rule 14a-8(i)(3). The Staff has indicated that, "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules," the Staff may find it appropriate to grant relief without providing the proponent a chance to make revisions to the proposal and supporting statement. Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001) ("Staff Legal Bulletin No. 14"). We urge the Staff to provide such relief here. See, e.g., The Swiss Helvetia Fund, Inc. (Apr. 3, 2001); and General Magic, Inc. (May 1, 2000).

The award of stock and stock options by the GE Board of Directors in the exercise of its business judgment and in accordance with the terms of GE's 1990 Long-Term Incentive Plan, as approved by the share owners, and the exercise of those options and sale of stock by insiders are permissible under federal and state securities laws and the laws of the State of New York, subject, of course, to the insiders' compliance with those laws. Moreover, the grant of options and other equity-based awards to management is a common practice among companies used to attract, retain and incentivize key employees. Therefore, the Proposal is false and misleading in its entirety for implying that it is somehow improper for GE's Board of Directors and management to use equity-based awards to attract, retain and incentivize its key employees.

In addition, many of the statements in the Proposal lack any factual basis. The Staff has noted that "shareholders should avoid making unsupported assertions of fact...[and] should provide factual support for statements in the proposal and supporting statements and phrase statements as their opinion where appropriate." Staff Legal Bulletin No. 14. Should the Staff determine not to exclude the entire Proposal, there are numerous recent no-action letters that would support the exclusion of each of the statements and assertions below as false and misleading under Rule 14a-8(i)(3), or that otherwise would require the Proponent to revise them to provide additional factual support or citations. See, e.g., J. Alexander's Corporation (Apr. 1, 2002) (noting that various statements in the proposal may be omitted unless the proponent provided factual support for those statements); Northrop Grumman Corporation (Mar. 22, 2002) (noting that various statements in the proposal may be omitted unless the proponent provided citations to a specific source); Southwest Airlines Co. (Mar. 21, 2002) (same); and General Electric Company (Jan. 24, 2001) (noting that various statements in the proposal may be omitted unless the proponent provided factual support or revised the proposal in the manner requested by the Staff).

The following are specific examples of statements and assertions in the Proposal that are false and misleading within the meaning of Rules 14a-8(i)(3) and 14a-9:

1. In the first paragraph of the supporting statement, the Proponent states that "[t]he gifting of shares at unrealistic low prices to Senior Managers, and then sold to the Public by these same Managers, at multiples often times or more than the price paid by the benefactors of this devious scheme must be stopped. The highly suspect act of 'buying & selling' takes place in one single day and is repeated many times every year." The first paragraph of the supporting statement goes on to state that "Senior Managers appoint a friendly Board of Directors who vote in favor of any and all proposals benefiting the same Senior Managers." (Emphasis added.)

This paragraph is replete with statements that are inflammatory, lack factual basis and unfairly impugn the character and integrity of GE's Board of Directors and management by suggesting that the Board grants options and other equity-based awards to management without merit and at below-market prices, and that management is involved in a scheme to repeatedly and unfairly reap enormous profits from the exercise of those stock options and the sale of those equity-based awards.

The Proponent's statements unfairly imply that the Board of Directors and management have engaged in improper, illegal or immoral conduct. As noted above, the practice of awarding equity-based awards to management has frequently been used by companies to attract, retain and incentivize key employees. GE has a policy of awarding its executive officers, when appropriate, stock options and restricted stock units ("RSUs") pursuant to the GE 1990 Long-Term Incentive Plan, which was approved by GE's share owners in 1990 and in 1997. As noted in the Management Development & Compensation Committee Report included in GE's 2003 proxy materials:

> Our main compensation responsibility is to incentivize and reward superior executive performance that will create long-term investor value -- and to encourage executives who deliver that performance to remain with GE and to continue that level of performance.... We consider stock options, when used with an appropriate holding period, to be an extremely effective incentive for executive officers and other key employees. Stock options also encourage executives to remain with GE because they vest over a period of years. The executive receives gains only when the stock

> rises for all share owners.... Each stock option permits the executive, generally for a period of ten years, to purchase one share of GE stock from the company at the market price of GE stock on the date of grant.
>
> We generally grant RSUs to our executive officers every three years, but more frequently on occasion.... [P]rovided the executive is still employed by GE when the restrictions expire, the executive will receive one share of GE stock from the company in exchange for each RSU. RSUs vest for executives who remain with the company over a longer time horizon than stock options.

Thus, it is evident that GE's policy is not to "gift" awards, but to grant awards to certain key executives in accordance with its compensation policy. Stock options are awarded at fair market value, not at "unrealistic low prices." Management may elect to exercise options in accordance with Company policy and federal and state regulations, and may realize gains from this exercise. In addition, so long as management is exercising options in accordance with Company policy and federal and state regulations, they are free to do so at multiple times over the course of the year. The timing of such option exercises is in accordance with each individual's financial strategy – the fact that an individual may exercise options several times throughout the year in no way rises to the level of a "highly suspect act."

There are numerous no-action letters that support the exclusion of the statements included in the first paragraph of the supporting statement as false and misleading because they are inflammatory and impugn the character and integrity of the members of GE's Board of Directors and management without factual foundation. Although the Proponent is allowed to set forth his opinion in the supporting statement (see, e.g., Marriott International, Inc., supra (requiring four sentences or phrases to be recast as the proponent's opinion)), the Proponent cannot impugn the character and integrity of the Board of Directors and management without factual foundation. Statements that impugn character and integrity by suggesting impropriety without any factual support contravene Rule 14a-8(i)(3). See, e.g., Xcel Energy (Apr. 1, 2003) (company permitted to exclude unsupported statements suggesting that the company's directors lacked independence); The Swiss Helvetia Fund, supra (unsupported statements suggesting violation of fiduciary duty); Honeywell International Inc. (Oct. 26, 2001) (requiring deletion of a sentence asserting that the company's chairman was "forced out" with the help of "a $10 million check" as inaccurate and an attempt to impugn the character of company officers); and Electronic Data Systems Corporation (Mar. 11, 1999) (requiring deletion of a statement that asserted that the company's board of directors considered one of the company's officers to be "mediocre" as inaccurate and lacking factual foundation).

In addition, the Proponent states that "Senior Managers appoint a friendly Board of Directors." Of course, it is the share owners of the Company who elect the members of the GE Board at each annual meeting, not the management of the Company. The Nominating and Corporate Governance Committee of the Board, which is composed entirely of "independent directors" as defined by NYSE listing standards, nominates candidates for the Board.

Furthermore, under New York State law, the Board of Directors of GE has a fiduciary duty to act in the best interests of the Company and its share owners. Section 717(a) of the NYBCL specifically states that "[a] director shall perform his duties as a director, including his duties as a member of any committee of the board upon which he may serve, in good faith and with that degree of care which an ordinarily prudent person in a like position would use under similar circumstances." See Hanson Trust PLC v. ML SCM Acquisition Inc., 781 F.2d 264, 273 (2d Cir. 1986) (identifying the role of a director as one of a "corporate fiduciary" and noting that, "[u]nder New York corporation law, a director's obligation to a corporation includes a duty of care in the execution of directorial responsibilities.") To imply that the directors might abdicate their fiduciary duty by voting "in favour of any and all proposals benefiting [GE's] Senior Managers" instead of awarding executive stock-based grants in the exercise of its business judgment and in accordance with the best interests of the Company and its share owners disregards the extensive statutory, regulatory and common law limits on the Board's authority, and implies without any factual basis that the Board would not properly discharge its fiduciary duties. As such, the Proposal is false and misleading under Rules 14a-8(i)(3) and 14a-9.

2. The second paragraph of the supporting statement states that "[t]he rest of the 'civilized' world's business communities are in awe at the pilferage being orchestrated by Senior Managers at companies such as General Electric."

To imply, without a shred of support, that GE's management is somehow orchestrating a scheme to "pilfer" the Company through the Company's compensation programs impugns the character and integrity of management and, as such, is false and misleading under Rules 14a-8(i)(3) and 14a-9. As noted above, there are numerous no-action letters that support the exclusion of these types of inflammatory statements as false and misleading because they impugn the character of a company's management without factual foundation.

Furthermore, the Proponent fails to provide any support for the proposition that unidentified members of the "'civilized' world's business communities are in awe at the pilferage being orchestrated" by companies such as GE. Without identification of specific "world business communities" or a citation to a specific publication or other source to permit share owners to review the proposition in context, as well as the basis for associating the proposition with GE specifically, the reference is misleading and should be omitted in its entirety from GE's proxy materials. See Staff Legal Bulletin No. 14. See also, e.g., Minnesota Mining and Manufacturing Company (Mar. 18, 2002) (permitting omission of the statement "[s]hareholder right to vote on poison pill resolutions achieved a 57% average yes-vote from shareholders at 26 major companies in 2000" unless the proponent could "specifically identify the major companies referenced and provide factual support in the form of a citation to a specific source" for the voting results referenced); El Paso Corporation (Mar. 11, 2002) (same); The Boeing Company (Mar. 2, 2002) (same); and PG&E Corporation (Mar. 1, 2002) (same).

3. In the second paragraph, the Proponent provides examples of the perceived "pilferage" that is supposedly being orchestrated at large companies such as GE. The Proponent cites two examples. The first is to a Fortune Magazine article discussing the indictment of Josef Ackerman and five other executives at Mannesmann for providing a $15 million bonus to the company's former CEO. The second example addresses the conviction of Rite Aid Corporation Vice Chairman, Franklin Brown, for making false statements to the Commission, witness tampering, and obstruction of justice, and the guilty plea of five other Rite Aid executives.

First, the foregoing examples are misleading because they bear no similarity or connection to the Proponent's concerns with the exercise of stock options and sale of common stock by GE management. The use of these two examples is inflammatory and misleading and improperly suggests support for the Proponent's views through "guilt by association." The Proponent offers no evidence or other factual support that would indicate any similarities between GE and the examples cited. The inclusion of such egregious examples also impugns the character of GE's Board of Directors and management by implying that the exercise of stock options and sale of common stock, made in the ordinary course and pursuant to the terms of the award agreement, incentive plan, and state and federal regulations, somehow rise to the level of a breach of the fiduciary duty imposed under New York State law or a serious securities law violation.

Furthermore, the Proponent fails to point out that the Fortune article also cites a leading corporate law expert who is of the opinion that, "unless the prosecution can find evidence of bribery, the [Mannesmann] case is 'nuts.'" Fortune Magazine, October 13, 2003, *In Germany, High Pay is a Crime*. We have enclosed a copy of this article as Exhibit C for your review.

The Staff has permitted companies to omit references to publications and other third-party sources that are taken out of context or otherwise used in a misleading way to improperly suggest support for a proponent's views. See, e.g., The Home Depot (Mar. 31, 2003) (statement attributed to a Business Week article may be omitted as misleading in context); General Motors Corporation (Apr. 3, 2002) (requiring the proponent to delete the phrase "an Enron-type practice"); Southwest Airlines Co. (Mar. 25, 2002) (requiring the proponent to delete the phrase "Enron director 'side deals'", as well as various sentences and a reference to a news article in connection with such phrase); AlliedSignal (Jan. 15, 1998) (selected exerpts from publications arranged in a misleading way may be omitted).

4. The third paragraph of the supporting statement states that Mr. Immelt "lucked out again" and "used another of his unlimited options" to purchase additional shares.

This statement is false and misleading under Rules 14a-8(i)(3) and 14a-9 because it provides no factual support for the false assertion that Mr. Immelt got "lucky" or has "unlimited" options. In fact, his options are limited, and GE is required to report in its proxy statement the aggregate number of options held by Mr. Immelt.

5. The third paragraph of the supporting statement opens with the phrase, "[w]hile the rest of us were losing our shirts GE Stock…." and ends with the following sentence: "GE Executives were never in danger of losing, as other Investors did in fact lose."

This final sentence of the paragraph impermissibly impugns the character and integrity of GE's management by implying that they did not face the same market risk as other investors. It also implies, through pure innuendo, without any factual support, that GE executives may have exercised options and sold shares of common stock based upon inside information not generally available to all other share owners, or were granted options at a below market value in order to assure profit upon exercise. GE's executives gain only when the share price rises for all share owners. Thus, the statement is false and misleading under Rules 14a-8(i)(3) and 14a-9.

6. In the fourth paragraph of the supporting statement, the Proponent cites the scandal at HealthSouth Corporation, in which the former chairman, Richard Scrushy, is accused of falsely inflating profits.

Again, the reference to such an egregious example of fraud bears no similarity or connection to the Proponent's concerns with the exercise of stock options and sale of common stock by GE management and is therefore false and misleading under Rules 14a-8(i)(3) and 14a-9. The reference to Scrushy is inflammatory and misleading and impugns the character and integrity of GE's Board of Directors and management by implying that the exercise of stock options and sale of common stock, made in the ordinary course and pursuant to the terms of an award agreement, incentive plan, and state and federal regulations, is tied to a false inflation of profits.

The Staff has consistently permitted companies to omit references to publications and other third-party sources that are taken out of context or otherwise used in a misleading way to improperly suggest support for the proponent's views. See, e.g., The Home Depot, supra; General Motors Corporation, supra; Southwest Airlines Co. supra; and AlliedSignal, supra.

7. Finally, the Proposal states that "[s]alaries are in themselves highly inflated…."

This statement is false and misleading under Rules 14a-8(i)(3) and 14a-9 because it provides no context, citation, or other form of factual foundation to support the assertion. The Management Development & Compensation Committee Report contained in GE's 2003 proxy materials states:

> Salary is paid for ongoing performance throughout the year.... We also considered the compensation levels and performances of a comparison group of major companies that are most likely to compete with us for the services of executive officers.

To suggest that the Board of Directors sets management salaries at a level that is not commensurate with performance and market conditions impugns the character and integrity of the Board in contravention of Rule 14a-8(i)(3).

For the foregoing reasons, GE respectfully requests the concurrence of the Staff in GE's determination to omit the Proposal from GE's 2004 proxy materials pursuant to Rule 14a-8(i)(3).

* * *

Five additional copies of this letter and the enclosures are enclosed pursuant to Rule 14a-8(j) under the Exchange Act. By copy of this letter, the Proponent is being notified that GE does not intend to include the Proposal in its 2004 proxy materials.

We expect to file GE's definitive proxy materials with the Commission on or about March 9, 2004, the date on which GE currently expects to begin mailing the proxy materials to its share owners. In order to meet printing and distribution requirements, GE intends to start printing the proxy materials on or about February 20, 2004. GE's 2004 Annual Meeting is scheduled to be held on April 28, 2004.

If you have any questions, please feel free to call me at (203) 373-2663.

Very truly yours,

Thomas J. Kim

Enclosures

cc: Special Counsel—Rule 14a-8—No-Action Letters
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, DC 20549

Mr. Arthur A. Gavitt
P.O. Box 02-5261
Miami, FL 33102

October 24, 2003

General Electric Corporation
3135 Easton Turnpike
Fairfield, Connecticut 06431
Attention: Jeffrey R. Immelt, Chairman

Dear Sir: **SUBJECT: SHAREOWNER PROPOSAL**

I am the owner of 300 common shares of General Electric Stock, and respectfully submit the following Share Owner Proposal.
The Gifting of shares at unrealistic low prices to Senior Managers, and then sold to the Public by these same Managers, at multiples of ten times or more than the price paid by the benefactors of this devious scheme must be stopped. The highly suspect act of "buying & selling" takes place in one single day, and is repeated many times every year. Senior Managers appoint a friendly Board of Directors who vote in favour of any and all proposals benefiting the same Senior Managers.

The rest of the "civilized" world's business communities are in awe at the pilferage being orchestrated by Senior Managers at companies such as General Electric. On September 30, 2003, Fortune Magazine published that in Germany high pay is a crime. Prosecutors used an obscure 1871 law to indict Deutsche Bank CEO Josef Ackermann and five other executives who sat on the Board of Mannesmann, a German Telecom Company. All six have been charged with breaching fiduciary responsibility by approving a $15 million bonus to former CEO Klaus Esser. On October 17, 2003 Reuters published news of former Rite Aid Corp.Vice Chairman Franklin Brown being convicted on 10 federal criminal counts pertaining to a $1.6 billion dollar scandal. Convictions included making false statements to the SEC, witness tampering and obstruction of justice. Five other Rite Aid Senior Executives pleaded guilty to all charges mainly being the use of executive compensation schemes. Brown, and the five others face up to 65 years in prison.

While the rest of us were losing our shirts on GE Stock, Vickers reports, Jeffrey R. Immelt Chairman at GE made "wise" investment decisions. On Sept. 9, 2003 he purchased 96,000 shares of his Company's stock at $8.05 per share and sold 47,836 of these shares for $31.18 per share and made, or netted a profit of $1,106,447. Only two months before that Mr. Immelt lucked out again. He used another of his unlimited options, and on July 29, 2003 he purchased another 96,000 shares at that magic number, $8.05 per share, for a cost of $772,800. On the very same day, he sold the 96,000 shares at $28.43 per share for $2,729,280. Again, Mr. Immelt very wisely made a net profit of $1,956,480. September of 2003 was a lucky month for other Executives at General Electric Corporation. To mention a few Vickers reported that Michael A Neal and Kathryn A. Cassidy were as fortunate as Mr. Immelt, as they bought thousands of GE Shares at $8.05 and sold thousands of GE shares between $30.79 per share and $31.11 per share on the same day. The 52 week low price of GE Stock as listed on the NYSE was $21.30, GE Executives were never in danger of losing, as all other Investors did in fact lose.

→ proposal

On October 12, 2003, Host Mike Wallace(60 Minutes News Program) conducted an interview with Richard Scrushy the disgraced former Chairman of Health South Corporation. Five former Health South Financial Officers have already pleaded guilty to committing multiple crimes against Health South. All five have revealed Mr. Scrushy's involvement in the thievery. Scrushy is awaiting trial for his participation in the looting of Health South. Listed as one of the prime areas of thievery is Health South Executive Stock Options and Bonus Programs.

My Proposal

It becomes imperative that the Board of Directors vote a cessation of all Executive Stock Option Programs, and Bonus Programs. Salaries are in themselves highly inflated, and rewards via a bona fide salary program are a necessity. Salary increases to deserving Executives will reward only those who productively enhance the Company's Business. Only if and when profit increases are published and compiled annually, and verified by a Certified Accounting Firm a realistic salary increase commensurate with the increase in the Company's Business can be considered. Should there be no increase in the Company's Business, or a decline in Corporate Business is published and compiled annually, and verified by a Certified Accounting Firm, no salary increase(s) will be forthcoming. Rewards via the above measurements will suffice, and remove the bonus and Executive Stock Option Program(s) permanently.

Arthur A. Gavitt

EPS X-13910 – PO Box 02-5261
Miami, Florida 33102-5261
Telephone: 809-549-3571
E-mail: aae5538@codetel.net.do

Copy: Chairman William H. Donaldson, Securities & Exchange Commission

Healing, Bob (CORP)

From: arthur gavitt [aae5538@codetel.net.do]
Sent: Thursday, November 13, 2003 7:16 AM
To: Healing, Bob (CORP)
Subject: Re:

Dear Mr. Healing:

Many thanks for the courtesy you have extended me as to my Shareowner Proposal. I do appreciate your position, but I respectfully deny your request to compromise, delete, or revise my proposal in any way.
I do not agree that my proposal contains more than the required single submission. My proposal deals with one item, Senior Management financial rewards. Including Salary, and Managers Stock Option Programs/and Bonus Programs.
I have devoted much time and effort to bring about a more trustworthy stock market. I desire to stop the preferred position Managers of Publicly Owned Corporations construct self serving interests at the expense of other investors.
I do appreciate the actions GE has indicated, to modify some areas of concern. I do intend to submit several additional Shareowner Proposals to other Corporations I hold shares in related to Executive Compensation.
Many thanks,

Arthur A. Gavitt
----- Original Message -----
From: "Healing, Bob (CORP)" <bob.healing@corporate.ge.com>
To: <aae5538@codetel.net.do>
Sent: Monday, November 10, 2003 6:04 PM

Dear Mr. Gavitt:

First, I was pleased to speak with you today and discuss some of your concerns about executive compensation. The GE Board is well aware of these concerns, and I'm also pleased to include a statement from our GE website describing actions that the GE Board took last month to address at least some of them.

As we discussed, we will seek to exclude your proposal from our proxy statement for two reasons: (1) we receive so many proposals (14 so far this year - - in part because we have over 4 million shareholders and such diverse operations) that it simply becomes unmanageable to include them all in the proxy statement; and (2) we have actually taken significant leadership steps in responding to executive compensation concerns, and do not think it is in the best interests of GE shareholders to have these positve steps overshadowed by proposals which fail to recognize the efforts that have been made.

So, first, we believe that your proposal is actually two proposals - - one relating to stock options and bonuses, and one relating to salary increases. Under SEC rules, you should advise us within two weeks of which proposal you wish to keep, and which you are willing to delete.

Also, in the past, the SEC has permitted companies to delete from shareholder proposals statements that are misleading or inflamatory. We believe that your references to the indictments, convictions and crimes at other companies are inherently misleading and will therefore ask the SEC for permission to delete them unless you prefer to rewrite the proposal without such references.

I attach a copy of the SEC shareholder proposal rules in case you would like to review them. Question 3 addresses multiple proposals. Item (3) of Question 9 addresses misleading statements. Item (1) of Question 6 sets out the procedure we are following to notify you of these procedural deficiencies, and, as noted there, you have 14 days to get back to us.

Again, I'm happy that I had the chance to speak with you. Please feel free to call (203-373-2243) or e-mail if you have any questions.

We look forward to hearing from you, and would, of course, be most pleased if you agreed that the GE Board has already shown enough leadership in this area to warrant you withdrawing your proposal entirely - - at least for this year.

Thanks again,

Bob Healing
Corporate Counsel

<<Shareholder Proposal Rules.doc>> <<September 2003 Executive Compensation Actions.doc>>

Exhibit C

Fortune, October 13, 2003

Fortune

October 13, 2003

SECTION: FIRST; Pg. 50

LENGTH: 282 words

HEADLINE: In Germany, High Pay Is A Crime

BYLINE: Janet Guyon

BODY:
Outraged at the New York Stock Exchange board's $ 140 million payment to former chief, Dick Grasso? Go to Germany for a reality check. There state prosecutors have used an obscure 1871 law to indict Deutsche Bank CEO **Josef Ackermann** (above), who will stand trial sometime after Christmas for approving an "excessive" $ 15 million bonus to another German CEO.

Ackermann and five other executives sat on the board of Mannesmann, a German telecom that capitulated to a $ 150 billion hostile takeover by Vodafone in 2000. All six have been charged with breaching fiduciary responsibility by approving an "appreciation" bonus to Mannesmann's former CEO, Klaus Esser (Esser collected $ 6 million, after tax). Ackermann, who could face a five-year prison term, says he will fight the charges, and a Deutsche Bank spokesman says the bank is behind him.

Theodor Baums, a professor at the University of Frankfurt and an expert on corporate law, says that unless the prosecution can find evidence of bribery, the case is "nuts." Esser boosted Mannesmann's value by more than $ 30 billion by holding out for a bigger offer from Vodafone, and the payment was proposed by a major Mannesmann shareholder, Hutchison Whampoa. Furthermore, when Deutsche Bank bought Bankers Trust in 1999, it paid that company's former CEO $ 100 million tax-free--and no one in Germany squawked.

What's really going on? The likeliest explanation is that German authorities want to get tough on corporate governance--and make life difficult for a board that approved selling a big German business to a foreign company. Maybe the NYSE directors don't have it so bad after all. --Janet Guyon

GRAPHIC: COLOR PHOTO: WOLFGANG VON BRAUCHITSCH--LANDOV, Does $ 15 million sound too high?

LOAD-DATE: September 30, 2003

December 24, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re: Omission of Share Owner Proposal by Mr. Arthur A. Gavitt

Gentlemen and Ladies:

I respectfully respond to the letter submitted by Mr. Thomas J. Kim, Corporate & Securities Counsel for General Electric Corporation, specifically to disqualify my Shareowner Proposal dated October 24, 2003.

In my opinion, my proposal is not excludable pursuant to: (i) Rule 14a-8(c) as my proposal distinctly deals with one single item in its entirety "compensation" for Senior Managers at General Electric Corporation. My proposal is also not excludable under (ii) Rule 14a-8(i)(1) as it is proper to be placed before the Shareowners of the Corporation as motivation for the Board of Directors to competently and honestly re-align Senior Managers total remuneration. Suspicion of devious conduct by Corporate Boards can be avoided by avoiding displays of largesse being heaped on Senior Managers irregardless of their performance.

My Shareowner Proposal directed to Citigroup Corporation dated October 2, 2001 dealt with the same single subject "compensation" and was endorsed by Katherine W. Hsu, Attorney-Advisor with the SEC for inclusion at the last Citigroup Shareowner Annual Meeting. Exactly the same subject matter "excessive executive compensation" appeared in the Citigroup Annual Printing which was distributed to all Citigroup Share Owners. I was honoured to receive many letters from astonished Shareowners complementing me for revealing the enormity of the hundreds of millions of dollars heaped on Senior Managers, with no relationship to corporate image or integrity.

The Respondents letter in item 11 states "Proposal is not a proper subject under state law". Apparently, to request honesty and integrity by Senior Managers of a Publicly Owned Corporation has become a violation of state law. In itself item 11 is totally ambiguous. Meaning a state of mind or a State within the US. What State or legitimate Publicly Owned Corporation makes it legal to permit illicit behaviour at Senior Corporate level? What State permitted the secret actions by the GE Board of Directors, and former CEO Jack Welch outlined in the following paragraph. Also outlined in the GE response is that GE would be in breach of its existing contractual obligations to the executive officers who are party to those arrangements. Additional reference is made to my proposal being vague, indefinite and misleading. Emphasis is made as to fiduciary responsibility by these same Executives. Revelations as to the conduct of the GE Board, and the equally questionable conduct exemplified by the former CEO Mr. Jack Welch created a great embarrassment to all at GE. Only after a highly publicised divorce were we the Share Owners informed of "our Company", with the OK from the General Electric Board of Directors paying former Chairman Welch's monthly rental tab of $80,000. It becomes apparent that every "rule" was violated and what happened to their self serving interpretation of "fiduciary responsibilities" while secretly violating ethics that demands an investigation by Federal Authorities. Perhaps the GE Lawyers could find a rule permitting the maintenance of Mr. Welch, secretly perpetuating his living a life style of the "super rich and famous" at the expense of a Publicly Owned American Company. Could there possibly have been a law or rule being violated by GE secretly providing and paying for 24 hour full staff employees in this luxurious multi roomed exquisitely furnished apartment with an OK by the GE Board. I wonder if Mr. Welch and the Board of Directors had their "fiduciary responsibility" in mind when they made the GE Corporate Jet fleet secretly available for service to (retired) Mr. Welch. Was the General Electric Board of Directors and former Chairman Welch aware of breaking law number (1) ethics, when they endorsed GE, a Publicly Owned Corporation to pay for the best box seats at sporting events anywhere the retired former Chairman desired to be a spectator. Any restitution made after being publicised by Mr. Welch was too late, as the damage and unethical misbehaviour had already become international public knowledge.

I respectfully request that my proposal be endorsed by the SEC, and give the Share Owners an opportunity to make Publicly Owned General Electric more responsible, and accountable as the law requires.

Very truly yours,

Arthur A. Gavitt

If you have any questions, please feel free to telephone me at 809-549-3571. Kindly note my household help speaks Spanish only. I will be away Dec 24 – through Jan 3.
Copy: Thomas J. Kim

January 6, 2003

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: ______ Omission of Share Owner Proposal by Arthur A. Gavitt

Gentlemen and Ladies:

I am offering my response to that offered by Eliza W. Fraser dated December 12, 2002. My proposal specifically offers the Share Owner(s) an opportunity to effect some penalty for the disgraceful conduct displayed by the General Electric Board of Directors, and Mr. Jack Welch. Apparently my proposal disturbs those involved in such indecent acts. I cannot respond as eloquently as the Attorneys who are paid to offer excuses for the actions as described in my proposal. My proposal indicates a desire for Officers of General Electric to behave themselves. Stop the pilferage of a great American Corporation. The Board abdicated their fiduciary responsibility by keeping secret from all Share Owners the multitude of benefits being heaped on Mr. Welch in his retirement, as publicized in international news media. It is obvious in their attempt to omit my proposal shame and guilt will be highlighted by the inclusion of my proposal. We the minority Share Owners of General Electric Corporation respectfully request that this proposal be put before the entire Share Owner Population if only to publicize the trickery and collusion that goes on in secret, behind our backs. The Officers and Board Members collectively have bestowed millions of GE shares on themselves, and will defeat any proposal that irritates them, anyway. The amounts of monies delivered to Mr. Welch, could be construed as illegal. An investigation by the Justice Department is warranted.
As it appeared via news media and as stipulated in Mrs. Welch's divorce papers pertaining to the generous gifts bestowed on Mr.Welch only then did the Share Owners learn of the largesse Mr. Welch received at Share Owners Expense. Mr. Welch attempted to conceal his wealth, and the millions of dollars he freely and illicitly accepted as gifts from his friends he put on the GE Board. With the threat of exposure hanging over him, only then did Mr. Welch offer a much greater settlement to his Wife. The millions of dollars given to Mr. Welch by the Board he was instrumental in appointing was total abdication of ethics, and fiduciary responsibility by all involved. Apparently, conspiracy by the GE Board, and Mr. Welch sufficiently disgraced those involved as News Media made note of Mr. Welch returning portions of his ill gotten loot.

Those members of the General Electric Board of Directors who also function as executives of The General Electric Corporation must pay a penalty for their indiscretions. Those "outside" Board Members who were appointed to "serve" on the Board of such a prestigious Corporation as General Electric can distribute a resume that will open hundreds of opportunities for more "money to be made". "We who were appointed by Chairman, Jack Welch must show how grateful we are, and give him anything and everything his heart may desire".
The origination of the Stock Option Program(s) and Bonus Program(s) were devised to circumvent restrictions placed as controls over self enrichment and looting by Officers of Corporations. Not much attention was paid to these obvious violations of honesty until so many scandals revealed Corporate Leaders were pilfering their "Publicly Owned Corporations". The Securities and Exchange Commission itself has been criticized for lack of leadership which resulted in the removal of Chairman Pitt. To once again restore faith and confidence in the Stock Market, and how Publicly Owned Corporations should be held accountable, permit the Minority Share Owner at least a "whisper" in Corporate Affairs.

If you have any questions, please feel free to call me at (809) 549-3571.

Very truly yours,

Arthur A. Gavitt

..cc: Eliza W. Fraser

April 3, 2003

Securities and Exchange Commission PLEASE CONFIRM

Attention: Chairman William H. Donaldson

Dear Chairman Donaldson: **Sent Via E-Mail- chairmanoffice@sec.gov**

On December 12, 2002 Eliza W. Fraser, Associate Corporate Counsel at General Electric Corporation attempted to omit my Share Owner Proposal as it related to unethical conduct by specific People at G.E. However, Ms.Gail A. Pierce an Attorney-Advisor at the S.E.C. Division of Corporation Finance directed that my proposal be accepted provided specific revisions were effected.

Subsequently, I did receive another letter dated Feb.5, 2003 from Ms. Fraser on February 18, 2003. Ms. Fraser's' letter states that I must respond within seven days after receiving her letter. I responded immediately on February 18, 2003, via e-mail. Needless to state Mr. Fraser denied inclusion of my proposal since Ms. Fraser did not abide by her own directive "respond within 7 days of my receiving her correspondence". My mail is received in Miami, at a private mail service. Since I maintain homes in New York, Florida and in the Dominican Republic mail reaches me wherever I may be within a 7 day period. Ms. Fraser has deliberately negated my proposal due to obvious devious conduct.

I desire to emphasize and direct your attention to this critically important fact. I had submitted a second proposal to Citigroup Incorporated within the same time frame as the proposal made to General Electric Corporation. The Attorney at Citigroup, Ms. Shelly Dworkin displayed much more intelligence, and ethics than was evidenced by Ms. Fraser at G.E. Since my shares in General Electric and Citigroup were held by my Broker Ms. Dworkin contacted Waterhouse Securities, secured my fax number and efficiently faxed me the directive for necessary revisions in the Citigroup Proposal. My Citigroup Proposal was accepted, and has been submitted to all Citigroup Share Owners to view and vote for or against it.

All pertinent information that I describe above is in the Securities & Exchange Commission's possession. The facts as they pertain to both proposals are identical. It is obvious that I was not extended the seven days as described in Ms. Fraser's letter. It is obvious that my proposal submitted to G.E. was doomed from the start. I was denied an opportunity to have a legitimate Share Owner Proposal included due to subversive actions exhibited by Ms. Fraser at General Electric Corporation.

I respectfully request an investigation commence as to the devious details as described above. My attempt to present the indiscretions and violations committed by the GE Board of Directors and General Electric Managers to fellow victimized share owners has been derailed. Small Investors have been so discouraged and disillusioned by Enron, Global Crossing, World Com and Tyco that many will never return to the Markets again. We place a lot of faith in you, as your predecessor Harvey Pitt was lacking in "managing skills" and appeared to be interested in perpetuating the horrible conditions that he helped to create.

Sincerely,

Arthur A. Gavitt
EPS X-13910
P.O.Box 02-5261
Miami, Florida 33102-5261
Tel: 809-549-3571 Fax: 809-548-8046
e-mail: gavitt@codetel.net.do

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 27, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 16, 2003

The proposal mandates that the board cease "all Executive Stock Option Programs, and Bonus Programs" and reward salary increases to executives only "if and when profit increases" are published, compiled annually, and verified by a Certified Public Accountant.

We are unable to concur in your view that GE may omit the entire proposal under rule 14a-8(c). Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that GE may omit the entire proposal under rule 14a-8(d). Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rule 14a-8(d).

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law. It appears that this defect could be cured, however, if the first sentence of the proposal were recast as a recommendation or request to the Board of Directors. Accordingly, unless the proponent provides GE with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to conclude that GE has met its burden of establishing that the proposal would violate applicable state law. Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6).

We are unable to concur in your view that GE may omit the entire proposal under rule 14a-8(i)(3). There appears to be some basis for your view, however, that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- delete the paragraphs that begin "The Gifting of shares . . ." and ends ". . . up to 65 years in prison";

- delete the statement "He used another of his unlimited options, and" from the sentence that begins "He used another of his . . ." and ends ". . . a cost of $772,800";

- delete the statement "GE executives we never . . ." and ends ". . . did in fact lose" from the sentence that begins "The 52 week low price . . ." and ends ". . . did in fact lose";

- delete the paragraph that begins "On October 12, 2003 . . ." and ends ". . . Options and Bonus Programs"; and

- provide a citation to a specific source for the statement "Salaries are in themselves highly inflated . . " in the sentence that begins "Salaries are in themselves . . ." and ends ". . . are a necessity."

Accordingly, unless the proponent provides GE with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if GE omits these portions of the proposal and supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Daniel Greenspan
Attorney-Advisor